Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated October 24, 2007
Registration No. 333-146892

Pricing Term Sheet
October 24, 2007

Agilent Technologies, Inc.

Pricing Term Sheet

6.500% Notes due 2017

Issuer:	Agilent Technologies, Inc.
Principal Amount:	$600,000,000
Security Type:	Senior Notes
Maturity:	November 1, 2017
Coupon:	6.500%
Price to Public:	99.600%
Yield to Maturity:	6.555%
Spread to Benchmark Treasury:	2.220%
Benchmark Treasury:	4.750% August 2017
Benchmark Treasury Spot and Yield:	103-09 4.335%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2008
Make-Whole Call:	Treasury + 35 basis points
Trade Date:	October 24, 2007
Settlement Date:	October 29, 2007 (T+3)
Denominations:	$2,000 x $1,000
CUSIP:	00846U AC5
Ratings:	Ba1 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services BBB- by Fitch Ratings
Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC Lehman Brothers Inc. Utendahl Capital Partners, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.